2015 President's Letter

AVALON RARE METALS INC.
ADVANCED MATERIALS

2015 was another busy and productive year for Avalon despite the continuing downturn in the resource sector, which is now well into its fifth year. While interest in rare earths continued to diminish over the year, interest in lithium has accelerated due to rapidly growing demand from the lithium ion battery sector. Once again, Avalon's diversified rare metals asset base has created the opportunity to take advantage of new technology. In particular, energy storage technology (being developed to enable widespread adoption of renewable energy to reduce greenhouse gas emissions), electric vehicles and home energy storage are creating new demand for lithium, for which new supplies will be needed within the next five years. Avalon is well-positioned to take advantage with our advanced Separation Rapids Lithium Project.

Long-time shareholders will recall we first acquired this project in 1996, when the lithium ion battery was a new invention just starting to see more use in mobile phone technology. At the time, this market was too small and well served by low cost brine producers in South America for Avalon to participate in. Instead, we focused on the glass-ceramics market, where there is opportunity to produce lithium as an industrial mineral.

However, the market for lithium chemicals in batteries has changed dramatically over the past few years, with the emergence of new lithium ion battery technologies that are safer to use and reduce costs, increase energy density and reduce recharging cycle times, making them more broadly applicable in automotive and other large volume applications.

We now see an interesting opportunity for Separation Rapids in the trend toward ever higher purity requirements on the lithium chemicals used in the battery manufacturing process. Most lithium deposits have many impurities that need to be removed in order to create an acceptable quality product. At Separation Rapids, the lithium is contained primarily in a rare lithium mineral called 'petalite' which contains no impurities. This creates an advantage for Avalon by reducing the number of impurity removal steps in the process flowsheet to achieve a high purity product. Preliminary laboratory work conducted in 2015 confirmed this potential and a follow-up work program is now in progress to define the most efficient process and to quantify the costs for a Preliminary Economic Assessment ("PEA"), planned for completion in mid-2016.

Meanwhile, the opportunity to serve the glass-ceramics industry with a high quality petalite industrial minerals product is also advancing due to strong interest in the marketplace for a new supplier. Avalon now has a unique opportunity to serve two growing but independent markets; one in industrial minerals and one in high-purity lithium chemicals.

Avalon is presently completing pilot plant processing of a 30 tonne bulk sample of ore to provide test samples to potential glass-ceramic industry customers, as well as produce additional mineral concentrate for lithium chemical process development. An appropriate balance in the output of these two products, as well as scale of operation, will be modelled for the PEA over the next few months. Having the benefit of all the historical exploration, development and environmental work on the property, along with 100% ownership and certainty of mineral tenure under a mining lease, positions Avalon well to advance the project rapidly once investment capital becomes available.

Avalon has yet to be recognized for the potential value of its Separation Rapids Lithium Project asset in its market valuation. I believe this will be realized in 2016, as we reach the next milestones on Separation Rapids project development in H1 2016.

We also advanced our East Kemptville Tin-Indium Project in 2015 with a $1.3 million work program designed to provide all the data necessary to prepare a PEA, now targeted for completion in H1 2016. Tin prices softened in 2015, along with most other exchange traded metals. Tin continues to trade on the London Metal Exchange at five year lows: under US$15,000/tonne compared to over $20,000/tonne in 2014. However, unlike the major base metals, little new tin production capacity has come on-stream in the past 10 years and some major mines are expected to soon go offline as reserves are exhausted. There is opportunity for new producers to come into










August 2015. One-tonne sample bag of crushed lithium mineral ore, part of a 30-tonne bulk sample for shipment to Germany from Kenora, Ontario. This was used for a bulk sample analysis to produce a high-grade petalite concentrate for further testing and for marketing purposes.

the market over the next few years to serve the steady demand for both tin and indium in electronics technology, where tin is used in solders as a non-toxic alternative to lead.

Before finalizing the PEA, we plan to evaluate a number of alternative development scenarios for the scale of the operation to look at low-cost, near term production possibilities. One interesting opportunity to be evaluated is the potential to initiate production at a relatively small scale by utilizing the existing ore stockpiles on the site, before eventually re-starting mining operations. This scenario has the attraction of potentially realizing production and cash flow in the short term with a relatively small initial capital investment in a mill and gravity circuit to produce tin concentrate. A detailed cost-benefit analysis of this scenario is presently being prepared by Avalon's technical team.

Finally, while we have no major work programs planned for the Nechalacho Rare Earth Elements Project in 2016, we plan to continue the permitting process with the intention of obtaining complete construction and operation permits in 2016. This will put the project in a position to advance quickly when demand improves for rare earths, or for any of the other rare metals present in the deposit, such as zirconium.

We remain committed to integrating sustainability into all aspects of our business and strategic planning. Maintaining high performance standards on social and environmental responsibilities enhances shareholder value by reducing social licence risk. Avalon's fourth annual Sustainability Report was released on November 30, 2015 with the theme Balancing Opportunities. I submit that Avalon has become a leader in good sustainability practice amongst junior resource companies with the recognition we received from *Corporate Knights* magazine in 2015 as one of its *Future 40 Responsible Corporate Leaders in Canada*.

The re-balancing of our business priorities away from rare earths toward lithium and tin-indium has led management to conclude that the company needs to re-brand to reflect the new focus. Many investors think that Avalon is exclusively a rare earths business and, although this has never been the case, a new name would help investors recognize that we are a diversified specialty materials company. Accordingly, we are asking our shareholders to approve a name change to Avalon Advanced Materials Inc. at this year's Annual Meeting.

We remain reasonably well-funded, with approximately $2.8 million in cash as at the date of this letter, as a result of prudent financial management. We continue to supplement our treasury periodically as required while being careful to avoid excessive shareholder dilution. I remain very optimistic about our business prospects and continue to add to my position, having purchased over one million shares during the past 12 months.

It has been a challenging year and I would also like to thank you, our shareholders, for your continued support, patience and loyalty. With an experienced management team and talented support staff, we remain uniquely positioned to take full advantage of the growing demand for new sources of specialty minerals and metals such as lithium. I am looking forward to an exciting 2016!

On behalf of the Board of Directors,



Donald S. Bubar
President and Chief Executive Officer
January 12, 2016

Corporate Information

Please refer to Avalon's website at www.avalonraremetals.com for further company information.

CORPORATE HEAD QUARTERS
130 Adelaide Street West, Suite 1901
Toronto, Ontario, Canada M5H 3P5
Telephone: +1 (416) 364-4938
Email: office@avalonraremetals.com

INVESTOR RELATIONS
Ron Malashewski, Manager, Investor Relations
Email: ir@avalonraremetals.com

EXCHANGE LISTINGS
Toronto Stock Exchange: AVL
OTCQX: AVLNF
Frankfurt Stock Exchange WKN: A0RF6R